390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-10

POLYMET ANNOUNCES FISCAL 2011 FULL-YEAR RESULTS

Hoyt Lakes, Minnesota, May 6, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) reported today its financial results for the twelve months ended January 31, 2011, which have been filed at www.polymetmining.com, and SEDAR, and will be filed on EDGAR on Monday morning. All amounts are in U.S. funds.

PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Highlights

  At January 31, 2011 PolyMet had cash and cash equivalents of $10.361 million compared with $21.282 million at January 31, 2010. Glencore AG ("Glencore") has committed to purchase an additional 10 million shares of PolyMet common stock at $2.00 per share for gross anticipated net proceeds of $20 million.

  During the year ended January 31, 2011, PolyMet repaid $2.000 million notes payable to Cliffs Natural Resources, Inc. related to the acquisition of the Erie Plant.

  Loss for the year ended January 31, 2011 was $7.283 million compared with $9.023 million in the prior year period. General and administrative expenses were $4.731 million compared with $9.158 million for the prior year period. Excluding non-cash items (write-off of financing costs, stock-based compensation and warrant amendment charges) general and administrative expense was $2.606 million compared with $2.884 million for the prior period, reflecting the Company's continued cost-cutting efforts during the past year, many of which took effect in the latter part of the period.

  PolyMet reported a one-time non-cash net charge of $2.777 million reflecting the non- cash cost under Canadian and US GAAP of amending the Glencore financing terms in November, 2010 and a reduction in the estimated future income tax charges.

  PolyMet invested $16.519 million into its NorthMet project during the year, compared with $17.754 million in the prior year. As of January 31, 2011 PolyMet had spent approximately $32 million on environmental review and permitting.

Management identified a material weakness in its internal control over financial reporting relating to timely preparation of financial statements and key schedules for internal review. The underlying cause of the material weakness was the implementation of a new accounting and financial reporting system during the third fiscal quarter. Management has taken steps to address this weakness and is implementing further changes to its internal controls to improve reporting timeliness.

Key Statistics

PolyMet Mining Corp.	Twelve months ended
(in '000 US dollars, except per share amounts)	January 31,

	2011	2010

Financial Position
Cash and equivalents	10,361	21,282
Working capitalNet current assets	779	16,313
Total assets	145,032	139,648
Long term liabilities	31,812	36,372
Shareholders' equity	102,618	97,567

Financial Results
General and administrative (expense)	(4,731)	(9,158)
Other income (loss)	(2,552)	135

Income (loss)	(7,283)	(9,023)

Income per share	(0.05)	(0.06)

Investing Activities
NorthMet Property	16,519	17,754

Weighted average shares outstanding	149,444,955	139,456,827

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.